MAIL STOP 3720

								March 10, 2006

Mr. Yonglin Du
Level 19, Building C
Tianchuangshiyuan,
Huishongbeili,
Beijing, China 100012


      Re:	Dahua, Inc.
   Amendment No. 3 to Registration Statement on Form SB-2
      Filed March 8, 2006
      File No. 333-122622


Dear Mr. Du,

      We have completed a preliminary reading of your amended registration statement. It appears that your document fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments until the following material deficiencies are addressed:

1. We note that the financial statements included in the registration statement do not meet the updating requirements of Item 310(g) of Regulation S-B. Since you do not meet all of the conditions specified in Item 310(g)(2) of Regulation S-B, audited financial statements for the year ended December 31, 2005 were required to be filed in the current amendment. Please revise the filing accordingly.



Closing Comments

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. Any questions regarding the financial statements may be directed to
Carlton Tartar at (202) 551-3387. Questions on other disclosure issues may be directed to William Bennett at (202) 551-3389.


							Sincerely,



John Reynolds
Assistant Director


 cc:	William G. Hu
	Fax (212) 809-1289



Mr. Yonglin Du
Dahua, Inc.
August 18, 2005
P. 1